Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Tekmira Pharmaceuticals Company

We consent to the use of our reports dated March 12, 2015, with respect to the consolidated balance sheets of Tekmira Pharmaceuticals Corporation as of December 31, 2014 and December 31, 2013, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts and Transfer Agent” in the prospectus.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 19, 2015